EXHIBIT (12)

Computation of Consolidated Ratios of Earnings to Fixed Charges.

	Years ended December 31,
	2003		2002		2001		2000		1999
Excluding interest on deposits	3.91	x	3.99	x	4.04	x	4.03	x	5.62	x
Including interest on deposits	2.54	x	2.25	x	1.89	x	1.76	x	1.89	x

Note:	The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

	Years ended December 31,
	2003	2002	2001	2000	1999
Income before income taxes	$233,150	$219,296	$199,355	$192,764	$187,075

Interest on deposits	$70,966	$101,950	$158,159	$190,626	$169,701
Borrowings and long-term debt	77,956	71,503	62,776	62,022	39,091
1/3 of net rental expense	2,183	1,757	2,722	1,598	1,385

Total fixed charges, including interest on deposits	$151,105	$175,210	$223,657	$254,246	$210,177

Total fixed charges, excluding interest on deposits	$80,139	$73,260	$65,498	$63,620	$40,476